

Unlocking Value



Southwestern Energy Company

**CIBC World Markets
Annual Global
Energy Conference**

March 12, 2003

NYSE: SWN

Forward-Looking Statements



This presentation includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than historical financial information, may be deemed to be forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Investors should carefully consider the risk factors and other information set forth in the Company's Form 10-K in connection with an investment in the shares of the Company's Common Stock. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the timing and extent of the Company's success in discovering, developing, producing, and estimating reserves, property acquisition or divestiture activities that may occur, the effects of weather and regulation on the Company's gas distribution segment, increased competition, legal and economic factors, governmental regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions, the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field services, drilling rigs, and other equipment, as well as other factors beyond the Company's control, and any other factors listed in the reports the Company has filed or may file with the SEC, which are incorporated by reference.

About Southwestern



- **Focused on domestic production of natural gas.**
  - ➤ **415.3 Bcfe of reserves; 90% natural gas; 10.4 R/P.**

- **Strategy built on organic growth through the drillbit.**
  - ➤ **Low-risk development balanced with high-potential exploration.**

- **Track record of adding significant reserves at low costs.**
  - ➤ **Since 1999, we've averaged production growth of 7% per year, 197% reserve replacement, F&D cost of $1.07 per Mcfe.**

- **Recent successful follow-on equity offering to accelerate development drilling at Overton Field.**

- **Strategy built on the Formula:** $\dfrac{R^2}{A} \longrightarrow V^+$

The *Right People* doing the *Right Things*, wisely investing the cash flow from the underlying *Assets* will create *Value +*.

About Southwestern



E&P Segment
- 2002 Reserves: 415.3 Bcfe
- 90% Natural Gas
- 2002 Production: 40.1 Bcfe (1)
- Reserve Life: 10.4 years

Arkoma
Reserves - 188.7 Bcf (45%)
Production - 19.8 Bcf (49%)

Utility Segment
- 140,000 customers in N. Arkansas
- Territory includes 6th fastest growing region in U.S.
- Filed rate case in November 2002

Gas Distribution

Ozark Pipeline

East Texas
Reserves - 111.0 Bcfe (27%)
Production - 5.9 Bcfe (15%)

Permian
Reserves - 57.1 Bcfe (14%)
Production - 6.9 Bcfe (17%)(1)

Gulf Coast
Reserves - 58.5 Bcfe (14%)
Production - 7.5 Bcfe (19%)

(1) Includes 2.0 Bcfe of production related to Mid-Continent properties sold during 2002.

Proven Track Record



For the Periods Ended December 31



Note: Reserve data excludes reserve revisions.

Capital Investments





Legend:
- Utility & Corporate
- Property Acquisitions
- Capitalized Expenses
- Leasehold & Seismic
- Development Drilling
- Exploration Drilling

Bar chart values:
- 2000: $75.7
- 2001: $92.5 [1]
- 2002: $92.1
- 2003 Budget: $145.6



Pie chart:
- East Texas 53%
- Arkoma 16%
- Gulf Coast 15%
- Permian 3%
- Other E&P 7%
- Utility 6%

(1) Net of $13.5 million reimbursement from Overton Field partnership.

Overton Field - An Impact Project





TX

**Overton Field
16,500 Acres**

**South
Overton
Farm-in Acreage
5,800 Acres**

Overton Development Potential	Well Count	Approx. Spacing (Acres)	Reserve Potential (Net Bcfe)
Original Wells	16	640	22
2001 Development	15	400	36
2002 Development	18	250	53

Forward-Looking Statement

Overton Field - An Impact Project





TX

**Overton Field
16,500 Acres**

**South
Overton
Farm-in Acreage
5,800 Acres**

LEGEND
✳ **Existing Wells at Year-End 2002**
🔴 **Development Locations for 2003-2004**

Overton Development Potential	Well Count	Approx. Spacing (Acres)	Reserve Potential (Net Bcfe)
Original Wells	16	640	22
2001 Development	15	400	36
2002 Development	18	250	53
2003 Proposed Development	**47**	**120***	**83***
2004 Proposed Development	**53**	**80***	**85***
TOTAL	**149**	**80***	**279**

* In higher potential areas.

Forward-Looking Statement

Current Overton Drilling Economics



Revenues	$4.00 per Mcfe
Production costs	$0.30 per Mcfe
Cash netback	$3.70 per Mcfe
F&D costs	$0.85 per Mcfe

Results:

Completed Well Cost	Pretax ROR	Pretax PVI
$1.5 MM[1]	35%[2]	1.9[2]

(1) Current completed well cost estimate.
(2) Assumes $4.00 per Mcf flat pricing and gross EUR of 2.2 Bcfe per well.

Forward-Looking Statement

Overton Field Gross Production



MMcfe/d

Overton Net Production	
	Bcfe
2000	**0.3**
2001	**2.3**
2002	**5.9**
2003 Forecast [1]	**10 - 13**
2004 Forecast [1]	**18 - 20**

**Estimated Rate with
18 Well/Year Program**

Y-axis: 80.0, 70.0, 60.0, 50.0, 40.0, 30.0, 20.0, 10.0, 0.0

X-axis: Dec-00, Dec-01, Dec-02, Dec-03, Dec-04

Total Wells

18 Well Drilling Program	31	49	67	85
Accelerated Drilling Program [1]	31	49	96	149

(1) Assumes accelerated development of Overton with equity offering.

Forward-Looking Statement

Overton Field - Improved Drilling Results



Drilling Days versus Depth

Depth (feet) (y-axis): 0, 1000, 2000, 3000, 4000, 5000, 6000, 7000, 8000, 9000, 10000, 11000, 12000, 13000

Days (x-axis): 0, 5, 10, 15, 20, 25, 30, 35, 40, 45, 50, 55, 60

- **Reduced drilling time by > 50%.**
- **Increased initial production by 200%.**
- **Gross EUR 2.2 Bcfe per well.**

FINA Avg - 55 Days

2001 Avg - 35 Days

2002 Avg - 27 Days

Forward-Looking Statement

Arkoma Basin



Arkoma Basin	3-Year Avg Results
Reserve Replacement:	97%
LOE Cost (incl. Taxes) ($/Mcf):	$0.30
F&D Cost ($/Mcf):	$1.08

OK AR

Fairway

Oklahoma

Arkansas

Haileyville
Success: 16/24
Net EUR: 9.3 Bcf
F&D/Mcf: $.82

Ranger Anticline
Success: 12/15
Net EUR: 14.5 Bcf
F&D/Mcf: $.82

Forward-Looking Statement

Gulf Coast Exploration



Gulf Coast

	3-Year Avg Results
Reserve Replacement:	246%
LOE Cost (incl. Taxes) ($/Mcfe):	$0.65
F&D Cost ($/Mcfe):	$1.83

Horeb

Havilah

N. Grosbec

Gloria

Crowne

Cheniere (2)

Duck Lake

Malone

Forward-Looking Statement

LEGEND

3D Seismic Acquired/Purchased in 2002

Existing 3D Seismic

Exploration Potential - 196 Net Bcfe



Prospect Name	Operator	Spud Date	Working Interest	Depth	Objective	Unrisked Reserve Potential (Bcfe)	
						Gross	Net
Arkoma Basin							
Midway	SWN	1Q 2003	60.0%	11,400	Atoka	20.0	10.5
Permian Basin							
Birds of Prey	SWN	Drilling	100.0%	5,000	Cherry Canyon	6.0	5.0
S. Roepke	SWN	Completing	50.5%	8,100	Devonian	4.0	1.6
Gaucho Deep	Devon	3Q 2003	25.0%	15,000	Devonian	30.0	6.0
Gulf Coast							
Jericho	SWN	Dry	35.0%	14,300	Frio	-	-
Shiloh	SWN	Drilling	75.0% [1]	14,000	Cris R	164.0	92.3
Ben Nevis	SWN	3Q 2003	50.0%	12,900	Miocene	45.0	16.9
Duck Lake (3)	SWN	3-4Q 2003	50.0%	16,000	Planulina	95.0	35.6
N. Shiloh	SWN	4Q 2003	75.0%	13,500	Planulina	50.0	28.1
					Total Reserve Potential	414.0	196.0

(1) SWN's % share of drilling and completion costs is 62.5%

Forward-Looking Statement

How Have We Been Doing?



PVI ($/$)
F&D ($/Mcfe)

Reserve
Replacement (%)

New Management
New E&P Team
New Strategy

$2.50 — 250%
$2.00 — 200%
$1.50 — 150%
$1.00 — 100%
$0.50 — 50%

1997   1998   1999   2000(1)   2001   2002

F&D Cost   Reserve Replacement   PVI

Note: All metrics calculated exclude reserve revisions.
(1)   PVI metrics calculated using pricing in effect at year-end (except for 2000 which was calculated at $3.00 per Mcf natural gas price).

Unit Cost Comparison - SWN is Competitive





	Magnum Hunter (1)	Cimarex (3)	St. Mary	Westport	Chesapeake (2)	XTO	Mean	Median	Southwestern (4)
■ Interest	$0.64	$0.02	$0.05	$0.36	$0.60	$0.23	$0.32	$0.30	$0.41
■ G&A	0.22	0.22	0.22	0.18	0.12	0.22	0.20	0.22	0.32
■ Operating	1.12	0.69	0.97	0.89	0.65	0.78	0.85	0.83	0.64
■ F&D	4.48	3.79	2.03	1.69	1.35	1.01	2.39	1.86	0.99

Chart bar totals: Magnum Hunter $6.46, Cimarex $4.71, St. Mary $3.27, Westport $3.12, Chesapeake $2.72, XTO $2.25, Mean $3.75, Median $3.21, Southwestern (SWN) $2.36

Source: RBC Capital Markets
Note: Income statement data for the LTM ended 9/30/02 unless otherwise indicated. Finding cost data includes revisions and is for the year ended 12/31/01.
(1) LTM income statement data pro forma for the acquisition of Prize Energy Corp.
(2) LTM income statement data pro forma for the acquisition of Canaan Energy Company.
(3) Due to insufficient disclosure, Cimarex Energy Co. drilling data is not pro forma for the merger and instead is historical data for Key Production Company, Inc.
(4) Data for the year ended 12/31/02.

Outlook for 2003



- **Production Targets:**
  - 42 - 44 Bcfe in 2003 (estimated growth of 5% to 10%).
  - 50 - 55 Bcfe in 2004 (estimated growth of 20% to 25%).

	2002 Actual	2003 Guidance NYMEX Commodity Price Assumptions		
	$3.22 Gas [1] $25.27 Oil [1]	$3.50 Gas $22.00 Oil	$4.25 Gas $24.50 Oil	$5.00 Gas $28.00 Oil
Earnings	$14 MM	$25 MM	$35 MM	$48 MM
EPS	$.55	$.73	$1.02	$1.40
Operating Income	$47 MM	$62 MM	$78 MM	$98 MM
Cash Flow	$80 MM	$101 MM	$118 MM	$138 MM
EBITDA	$100 MM	$120 MM	$137 MM	$157 MM

Note: Per share estimates for 2003 assume 34.2 million weighted average diluted shares outstanding (includes 9.5 million shares issued in follow-on offering assuming the full exercise of the underwriters' over-allotment option). Cash flow is before changes in working capital.

(1) The average realized prices for our gas and oil production, after the effect of commodity hedge losses and basis differentials, were $3.00 per Mcf and $21.02 per Bbl, respectively, in 2002.

Forward-Looking Statement

Gas Hedges in Place Through 2004



MMcf

	Type	Hedged Volumes	Average Price per Mcf (or Floor / Ceiling)	Percent of Total Production Hedged
2003	Swaps	13.3 Bcf	$3.47	30 - 35%
	Collars	17.1 Bcf	$3.26 / $5.05	40 - 45%
2004	Swaps	7.2 Bcf	$4.00	10 - 15%
	Collars	18.0 Bcf	$3.78 / $5.77	35 - 40%

1Q 2003
- $3.25/$5.05 1.5 Bcf
- $3.00/$4.75 1.0 Bcf
- $3.00/$4.65 1.0 Bcf
- $4.29 1.4 Bcf
- $3.18 .75 Bcf
- $3.20 1.5 Bcf

2Q
- $4.00/$5.85 1.0 Bcf
- $3.25/$5.05 1.5 Bcf
- $3.00/$4.75 1.0 Bcf
- $3.00/$4.65 1.0 Bcf
- $3.92 1.1 Bcf
- $3.18 .75 Bcf
- $3.20 1.5 Bcf

3Q
- $4.00/$5.85 1.0 Bcf
- $3.25/$5.05 1.5 Bcf
- $3.00/$4.75 1.0 Bcf
- $3.00/$4.65 1.0 Bcf
- $3.99 .9 Bcf
- $3.18 .75 Bcf
- $3.20 1.5 Bcf

4Q
- $4.00/$6.20 1.0 Bcf
- $3.25/$5.05 1.5 Bcf
- $3.00/$4.75 1.0 Bcf
- $3.00/$4.65 1.0 Bcf
- $4.16 .7 Bcf
- $3.18 .75 Bcf
- $3.20 1.5 Bcf

1Q 2004
- $4.00/$6.90 1.0 Bcf
- $4.00/$6.50 1.5 Bcf
- $3.75/$4.55 1.0 Bcf
- $3.25/$4.75 1.0 Bcf
- $4.02 1.0 Bcf
- $4.27 .6 Bcf
- $4.28 .25 Bcf

2Q
- $4.00/$6.90 1.0 Bcf
- $4.00/$6.50 1.5 Bcf
- $3.75/$4.55 1.0 Bcf
- $3.25/$4.75 1.0 Bcf
- $4.02 1.0 Bcf
- $3.79 .6 Bcf
- $3.81 .25 Bcf

3Q
- $4.00/$6.90 1.0 Bcf
- $4.00/$6.50 1.5 Bcf
- $3.75/$4.55 1.0 Bcf
- $3.25/$4.75 1.0 Bcf
- $4.02 1.0 Bcf
- $3.83 .5 Bcf
- $3.85 .25 Bcf

4Q
- $4.00/$6.90 1.0 Bcf
- $4.00/$6.50 1.5 Bcf
- $3.75/$4.55 1.0 Bcf
- $3.25/$4.75 1.0 Bcf
- $4.02 1.0 Bcf
- $4.05 .5 Bcf
- $4.06 .25 Bcf

NYMEX
☐ Fixed Price ☐ Collar

Forward-Looking Statement

Note: Southwestern has approximately 340,000 barrels of oil hedged at a fixed WTI price of $26.58 per barrel in 2003.

Summary of Follow-On Offering



- **Captures Overton value in a high commodity price environment.**

    - ➤ **PVI = 1.9 @ $4.00 gas price.**

- **Accelerates production and reserve growth.**

- **Improves balance sheet and financial flexibility.**

    - ➤ **Debt-to-capital ratio improves to 48.6% (pro forma) from 65.9% at 12/31/02.**

- **Improves liquidity - 42 new institutional holders added.**